

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4565

December 20, 2016

Via E-mail
Jan-Anders Karlsson, Ph.D.
Chief Executive Officer
3 More London Riverside
London SE1 2RE UK

> **Re: Verona Pharma PLC**
> **Draft Registration Statement on Form F-1**
> **Submitted November 23, 2016**
> **CIK No. 0001657312**

Dear Dr. Karlsson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover page

1. We note your statement that the last reported sale price of your ordinary shares on AIM was £ ___, equivalent to $ ___ per ADS. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, assuming the U.S. IPO price will be largely based on the home market trading price. If you expect that

the U.S. IPO price will not be substantially the same as the home market trading price (i.e., the U.S. IPO price will be sold at a substantial discount), please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. If you intend to price the securities based on the AIM market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K.

Prospectus Summary
Overview, page 1

2. We note that in describing the results of your clinical trials in the first paragraph of this section, you state that treatment with RPL554 has been observed to result in statistically significant improvements in lung function as compared to placebo and has shown clinically meaningful and statistically significant improvements in lung function when added to two commonly used bronchodilators as compared to either bronchodilator administered a single agent. Please revise your disclosure to define the term "statistically significant" as its first use in this paragraph. In doing so, please refrain from referring to p-values in this section as the discussion of p-values should be reserved for the Business section where the proper context may be given.

3. Please identify the "only PDE4 inhibitor currently on the market."

4. Please define the terms "pharmacokinetic" and "pharmacodynamics" in the fourth paragraph of this section.

5. The description of your most recent Phase 2a clinical trial of RPL554 in the last paragraph on page 2 appears to be providing a more detailed description of the results of the trial as compared to the information provided in the first paragraph of this section. Please revise your disclosure to remove the detailed discussion of the results of the Phase 2a trial starting at the sentence which states, "We observed that RPL554 administered as a single agent produced statistically significant improvements in lunch function, as measured by FEV, as compared to placebo, with a p-value of less than 0.001." Such information is more appropriate for discussion in the Business section where the proper background and context may be given for such information. Please revise accordingly.

Product Candidate Pipeline, page 3

6. Please revise your pipeline tables on pages 3 and 81 so that the arrow indicating the phase of development for RPL554 for the treatment of CF is at the beginning of the Phase 2

column. In this regard we note that you do not plan to commence your Phase 2a clinical trial for this indication until the first half of 2017.

Risk Factors

Holders of ordinary shares and ADSs may not receive a return on their ordinary shares or ADSs other than through the sale of their ordinary shares or ADSs., page 49

7. This caption implies that holders of ordinary shares or ADSs can recover their investment by selling their securities and neglects the possibility that the trading price may fall below the offering price. Please revise the caption accordingly and discuss the possibility that securities may trade below the offering price.

Use of Proceeds, page 59

8. Please revise your disclosure to provide the estimated amounts intended to be used to fund your planned clinical trials of RPL554 for the treatment of COPD and CF, your other current and future research and development activities and working capital and other general corporate purposes. To the extent that that you have identified specific "other current research and development activities," please revise your disclosure to identify those activities. Please make conforming changes throughout your prospectus as applicable.

9. Please expand your disclosure regarding the proceeds to be used for clinical trials of RPL554 for the treatment of COPF and CF to describe how far in the development process you estimate the allocated proceeds from his offering will enable you to reach for each indication.

Business
Clinical Development
Phase 1 Clinical Trials, page 94

10. We note that you observed a statistically significant increase in lung function in patients receiving RPL554 in all dose groups as compared to placebo in the third part of your phase 1 clinical trial completed in September 2015. Please provide the p-values which led to this conclusion.

Intellectual Property, page 107

11. Please expand your disclosure to identify in which foreign jurisdictions you have issued and pending patent applications.

Relationship Agreements, page 132

12. Please file the relationship agreements as exhibits.

Report of Independent Registered Public Accounting Firm, page F-2

13. Financial statements which comply with IAS 1 and an audit report that complies with Rule 2-02 of Regulation S-X should be included in the registration statement for which you request effectiveness.

Other Comments

14. We note that there are additional exhibits that still need to be filed, including the legal opinion. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

15. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and
Insurance

cc: Via E-mail
       Nathan Ajiashvili, Esq.
       Latham & Watkins LLP